N E W S   R E L E A S E

TALISMAN ENERGY INC. CONFERENCE CALL

CALGARY, Alberta – December 16, 2010 – Talisman Energy Inc. has scheduled a telephone conference call for investors, analysts and media on Tuesday, January 11, 2011 at 11:00 a.m. MST (1:00 p.m. EST) to discuss 2011 guidance. Participants will include John A. Manzoni, President and Chief Executive Officer and members of senior management. Talisman expects to release its 2011 guidance the morning of January 11 before markets open.

To participate in the conference call, please contact the Talisman Energy conference operator at 10:50 a.m. MST (12:50 p.m. EST), 10 minutes prior to the conference call.

Conference Operator Dial in Numbers:
1-888-231-8191 (North America) or
1-647-427-7450 (Local Toronto & International)

A replay of the conference call will be available at approximately 2:30 p.m. MST on Tuesday, January 11 until 11:59 p.m. Tuesday, January 18, 2011. If you wish to access this replay, please call:

1-800-642-1687 (North America) passcode 30105433 or
1-416-849-0833 (Local Toronto & International) passcode 30105433

Live Internet Audio Broadcast

The conference call will also be broadcast live on the Internet and can be accessed by going to the Talisman website (www.talisman-energy.com) and following the links from the home page. Alternatively, you can point your browser to: http://event.on24.com/r.htm?e=272584&s=1&k=9156F7ABAFD6B2233FF50DC00CE3AD45

Talisman Energy Inc. is a global, diversified, upstream oil and gas company, headquartered in Canada. Talisman’s three main operating areas are North America, the North Sea and Southeast Asia. The company also has a portfolio of international exploration opportunities. Talisman is committed to conducting business safely, in a socially and environmentally responsible manner, and is included in the Dow Jones Sustainability (North America) Index. Talisman is listed on the Toronto and New York stock exchanges under the symbol TLM. Please visit our website at www.talisman-energy.com.

For further information, please contact:
Media and General Inquiries:                                                                                 Shareholder and Investor Inquiries:

David Mann, Vice-President, Corporate                                                             Christopher J. LeGallais
& Investor Communications                                                                                 Vice-President, Investor Relations
Phone:        403-237-1196 Fax:  403-237-1210                                                       Phone:         403-237-1957 Fax: 403-237-1210
Email:          tlm@talisman-energy.com                                                                Email:            tlm@talisman-energy.com

18-10